Filed by Plum Creek Timber Company, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Commission File Number: 1-3506
Subject Company: Georgia-Pacific Corporation

THE FOLLOWING IS A DESCRIPTION OF A SLIDE PRESENTATION THAT IS BEING USED BY PLUM CREEK TIMBER COMPANY, INC.

[Plum Creek LOGO]

Rick R. Holley
President and CEO
Lehman Brothers Industry Select Conference
December 1, 2000

Safe Harbor

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS TO BE FILED BY PLUM CREEK WITH THE SECURITIES AND EXCHANGE COMMISSION (the "SEC") REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOLLOWING INFORMATION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY PLUM CREEK AT THE SEC'S WEB SITE AT WWW.SEC.GOV. THE JOINT PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS MAY ALSO BE OBTAINED FROM PLUM CREEK BY DIRECTING SUCH REQUEST TO PLUM CREEK TIMBER COMPANY, INC., ATTN: EMILIO RUOCCO, 999 THIRD AVENUE, SUITE 2300, SEATTLE, WA, 98104-4096.

Plum Creek and certain other persons referred to below may be deemed to be participants in the solicitation of proxies of Plum Creek's stockholders to adopt the agreement providing for Plum Creek's acquisition of The Timber Company. The participants in this solicitation may include the directors and executive officers of Plum Creek, who may have an interest in the transaction including as a result of holding shares or options of Plum Creek. A detailed list of the names and interests of Plum Creek's directors and executive officers is contained in Plum Creek's Proxy Statement for its 2000 Annual Meeting, which may be obtained without charge at the SEC's website at www.sec.gov.

This presentation contains forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning the financial conditions, results of operations and businesses of Plum Creek and The Timber Company and, assuming the consummation of the merger, a combined Plum Creek and The Timber Company, as well as the expected timing and benefits of the merger. While these forward-looking statements represent our judgments and future expectations concerning the development of our business and the timing and benefits of the merger, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. The factors include, but are not limited to, those listed in Plum Creek's 1999 Annual Report on Form 10-K and The Timber Company's 1999 Annual Report on Form 10-K, as well as the inability to obtain, or meet conditions imposed for, governmental rulings and approvals for the transaction; the failure of the Plum Creek or The Timber Company's stockholders to approve the transaction; the risk that the Plum Creek and The Timber Company businesses will not be successfully integrated; the costs related to the transaction; the risk that anticipated synergies will not be obtained or not obtained within the time anticipated; and other key factors that we have indicated could adversely affect our businesses and financial performance contained in our past and future filings and reports, including those with the SEC.

AGENDA

o    Plum Creek Overview
o    Market Outlook
o    Strategic Focus
o    The Timber Company Merger
o    Summary

OVERVIEW

o    4th largest U.S. timberland owner
     - 3.2 million acres across 4 diverse regions
o    Leading forestry and land management capabilities
o    9 manufacturing facilities
     - Lumber (4), Plywood (2), Remanufacturing (2), MDF (1)
o    Ideal structure to capitalize on the economic
     benefits of timberland ownership

DIVERSIFIED RESOURCE BASE*

Cascade Region
o    285,000 Acres
o    4,436 MCCF of Merchantable Timber

Rocky Mountain Region
o    1,488,000 Acres
o    10,585 MCCF of Merchantable Timber
o    9 Conversion Facilities

Northeast Region
o    905,000 Acres
o    13,468 MCCF of Merchantable Timber

Southern Region
o    531,500 Acres
o    4,458 MCCF of Merchantable Timber

[Map of United States highlighting the states of Washington, Idaho, Montana, Arkansas, Louisiana, and Maine]

* Inventory - 1/1/00

DIVERSIFIED CASH FLOW

1999 Total EBITDA - $250.7 million*

[Pie graph illustrating the following:]

Southern Timber: 20%
Lumber: 14%
Panels: 14%
Higher and Better Use Land Sales: 7%
Northern Timber: 45%

* EBITDA defined as Operating Income plus Depreciation, depletion and amortiza-
tion; Percentages are before corporate and eliminations

FINANCIAL PERFORMANCE

Strong and Stable EBITDA

	[Bar Graph]	[Line Graph]
	EBITDA ($ in million)	EBITDA Margin
1992	137	approximately 33%
1993	165	approximately 34%
1994	218	approximately 38%
1995	213	approximately 37%
1996	222	approximately 36%
1997	244	approximately 35%
1998	210	approximately 30%
1999*	251	approximately 34%

*Not reflective of REIT accounting presentation

FINANCIAL PERFORMANCE

[Bar Graph]

Total Annualized Return on Investment Since Inception*

Plum Creek Timber	20.6% (10.4% Dividend Reinvestment; 12.1% Stock Return)
S&P 500	17.4%
Dow Jones	16.1%
S&P Paper & Forest Products	5.8%

Source: Factset: For the period 7/1/1989 to 9/30/2000. Includes reinvestment of dividends.

MARKET OUTLOOK

o    Lumber markets improving
o    U.S. housing remains at 1.5-1.6 million units
o    Repair and remodel segment continues growth
o    Industrial demand steady

STRATEGIC FOCUS

o    Expand timber base through creative, disciplined acquisitions
o    Optimize value of assets

GROWTH IN RESOURCE BASE

[Bar graph illustrating the following:]

1992:
     - Acquisitions: not applicable
     - Original Land Base: 1.18 Acres (MM)
     - Merchantable Timber: approximately 16 (MM Cunits)

1993:
     - Acquisitions: 0.87 Acres (MM)
     - Original Land Base: 1.17 Acres (MM)
     - Merchantable Timber: approximately 23 (MM Cunits)

1994:
     - Acquisitions: 0.87 Acres (MM)
     - Original Land Base: 1.17 Acres (MM)
     - Merchantable Timber: approximately 23 (MM Cunits)

1995:
     - Acquisitions: 0.87 Acres (MM)
     - Original Land Base: 1.17 Acres (MM)
     - Merchantable Timber: approximately 22 (MM Cunits)

1996:
     - Acquisitions: 0.87 and 0.54 Acres (MM)
     - Original Land Base: 1.05 Acres (MM)
     - Merchantable Timber: approximately 24 (MM Cunits)

1997:
     - Acquisitions: 0.87 and 0.54 Acres (MM)
     - Original Land Base: 1.04 Acres (MM)
     - Merchantable Timber: approximately 23 (MM Cunits)

1998:
     - Acquisitions: 0.87, 0.54 and 0.91 Acres (MM)
     - Original Land Base: 1.04 Acres (MM)
     - Merchantable Timber: approximately 34 (MM Cunits)

1999:
     - Acquisitions: 0.87, 0.54 and 0.91 Acres (MM)
     - Original Land Base: 1.04 Acres (MM)
     - Merchantable Timber: approximately 34 (MM Cunits)

Timber Investment Attributes
o Unique renewable resource
o High operating margins - consistent free cash flow
o Long-term real price appreciation
o Returns superior to S&P 500
  - 13.6% vs. 12.2% from 1960-1999
o Excellent portfolio diversification

VALUE CHARACTERISTICS

Delivers annual value growth of 7-15%

Volume
Growth        Timber grows predictably and quantifiably
3-6%
+
Grade Change  Tree values increase as they grow into larger
1-2%          diameter grades with more valuable end uses
+
Management    Active forest management enhances volumetric
1-3%          growth and accelerates grade change
+
Real Price
Increase      U.S. Forest Service forecasts long-term real
2-4%          price increase for North American timber

Source: USDA Forest Service

REAL PRICE APPRECIATION

[Line graph illustrating the following]

Douglas-fir #2

Date	Indexed Real Price Appreciation

approx. 1/74	approx. 100
approx. 1/77	approx. 115
approx. 1/80	approx. 195
approx. 1/83	approx. 130
approx. 1/86	approx. 120
approx. 1/89	approx. 200
approx. 1/92	approx. 400
approx. 1/95	approx. 325
approx. 1/97	approx. 315
approx. 6/99	approx. 290

[Trendline depicting Indexed Real Price Appreciation for Douglas-fir #2]

Southern Sawtimber

Date	Indexed Real Price Appreciation
approx. 1/74	approx. 100
approx. 1/77	approx. 75
approx. 1/80	approx. 90
approx. 1/83	approx. 90
approx. 1/86	approx. 100
approx. 1/89	approx. 105
approx. 1/92	approx. 125
approx. 1/95	approx. 165
approx. 1/97	approx. 210
approx. 6/99	approx. 205

[Trendline depicting Indexed Real Price Appreciation for Southern Sawtimber]

CAGR

'74-89	'89-99
2.9%	6.5%
0.4%	6.5%

Source: Loglines Pricing Report and the Industrial Forestry Association

TIMBER MARKETS

o Influenced by regional factors
o Shrinking private inventories in the South
o Public timber production continues to decline
o Regulatory and environmental pressures continue
o Increasing interest in asset class

AQUISITION OPPORTUNITIES

Top timberland owners

Rank/NameU.S	Acres (mm)
1. International Paper	12.5
2. New Plum Creek	7.9
3. Weyerhaeuser	5.7
4. Hancock Timber Resource Group	2.6
5. Boise Cascade	2.3
6. Rayonier	2.2
7. Temple -Inland	2.2
8. Mead	2.1
9. Williamette	1.7
10. Potlatch	1.5

ACQUISITION OPPORTUNITIES

Timberland ownership is highly fragmented

[Pie graph illustrating the following]

Timberland Ownership
Non-Industrial Private Holdings	85.0%
Top 15 Industrial Companies	12.2%
Other Industrial Companies	2.9%

Based on American Forest & Paper Association report's estimated 358 million acres of classified "Timberlands" owned by forest industry and private non-industrial owners.

STRATEGIC FOCUS

o    Expand timber base through creative, disciplined acquisitions
o    Optimize value of assets

OPTIMIZE VALUE OF ASSETS

o Enhance fiber growth
o Merchandise logs to highest margin end-use market
o Practice proactive environmental stewardship
o Capture land sales and exchange opportunities

MERCHANDISE LOGS TO HIGHEST END-USE MARKET

Timber-focus optimizes delivery of right log to right customer

[Bar Graph]

Log Values by Grade Change
Pulplog         X
Sawlog          3-5X
High Quality    10+X
Hardwood

PROACTIVE ENVIRONMENTAL STEWARDSHIP

o Environmental practices meet or exceed Sustainable
  Forestry Initiative (TM)
o Completed Habitat Conservation Plans protect
  two-thirds of land from further regulation
o Strategic relationships developed with
  environmental organizations

LAND SALES AND EXCHANGES

Significant Land Value

[Bar graph]

Real Estate Sales
($ in MM)
1995	$4
1996	$42
1997	$18
1998	$33
1999	$24
Current Estimated Value of Real Estate Lands*	$292

o Over 150,000 acres identified (5% of total acreage) for real estate uses
o All lands have potential monetary value beyond timber

*MSDW Research estimates.

THE TIMBER COMPANY MERGER

THE TIMBER COMPANY
[The Timber Company LOGO]

Financial Overview

[Pie graph illustrating the following:]

1999 Sales = $442 million
Southwest: 32.5%
Southeast Coastal 21.0%
South Central: 17.7%
West/North: 15.7%
Piedmont: 9.3%
Non-timber: 3.8%

[Pie graph illustrating the following:]

1999 Revenue Source
Softwood Sawtimber: 80%
Softwood Pulpwood: 9%
Hardwood Sawtimber: 4%
Hardwood Pulpwood: 2%
Other Income: 5%

Company Overview

o    A separate operating group of Georgia-Pacific Corp.
o    Third-largest private timberland owner in the U.S., owns
     and operates approximately 4.7 million acres
o    Does not own or operate logging equipment or converting
     facilities

POWER OF COMBINED OPERATIONS

[Graphic illustrating the following:]

Plum Creek
3.2 million acres
$1.7 billion market capitalization

+

The Timber Company
4.7 million acres
$2.2 billion market capitalization

Combined Operations
7.9 million acres
Second largest timberland owner in U.S.
Presence in major U.S. timber regions (19 states)
Approximately $4.5 billion in equity market capitalization
Acquisition growth record

*Based on closing prices on 11/17/00

COMBINED OPERATIONS

[Map of the United States illustrating the following:]

West: 571,000
South: 4,463,000
Northeast: 1,164,000
Midwest: 251,000
Rocky Mountain: 1,488,000
Total: 7,939,000

[Location of Plywood plants: Montana]

[Locations of Sawmills: Montana, Arkansas, Louisiana]

[Locations of Remanufacturing Facilities: Idaho, Montana]

[Location of MDF Plant: Montana]

[Map of United States color coded to illustrate acreage concentration by state]

MERGER TERMS

Transaction:              Spin-merger of The Timber Company into Plum Creek
Consideration:            1.37 fixed exchange ratio
Enterprise Value*:        Approximately $3.4 billion
Equity Value*:            Approximately $2.7 billion
Board of Directors:       Existing Plum Creek directors plus three new
Expected Closing Date:    First quarter 2001
*Based on PCL closing price on 11/17/00

ATTRACTIVE PURCHASE PRICE

[Bar graph illustrating the following:]

Transaction Value / LTM EBITDA
Plum Creek: 10x
Private Market Transactions (a): 12x - 15x

[Bar graph illustrating the following:]

Price Per Acre
Plum Creek: $788
Private Market Transactions (a): >$1,000

o Based on Plum Creek management estimates for comparable transactions

FAVORABLE MARKET POSITION

New Plum Creek will be one of the largest forest product companies and REITs in terms of market capitalization:

Top 5 US Forest Companies		Top 5 REITs (a)
Company	Market Cap($bn)	Company	Market Cap($bn)

1. International Paper	16.1	1. Equity Office Properties	10.5
2. Georgia-Pacific/Ft. James	11.4	2. Equity Residential	7.0
3. Weyerhaeuser	8.9	3. Simon Property Group	5.4
4. Williamette	5.1	4. Plum Creek	4.5
5. Plum Creek	4.5	5. Spieker Properties	4.0

Note: Stock prices as of 11/17/00.
(a) Market capitalization for REITs include implied equity value of operating partnerships

STRATEGIC RATIONALE

                o   7.9 million acres, 19 states, major
                    presence in all timber regions
Resource        o   Second largest Timberland owner
Value           o   Market diversification and long-term
                    biological growth potential
                o   Dominance in favorable Southern region

                o   Immediately accretive to cash flow and
Financial           earnings
Benefits        o   Enhances financial flexibility from
                    stronger balance sheet
                o   Well-positioned for future growth

                o   $15 million in cost savings per year
Operational     o   Significant opportunities for additional
Synergies           operating improvements
                o   Benefits from new G-P fiber-supply
                    agreement

                o   Estimated $4.5 billion market cap
Improved        o   Top five market capitalization - forest
Stock               product companies and REITs
                o   Increased institutional shareholder base
                o   "Must have" timber investment

SUMMARY

INVESTMENT CASE

o Large, valuable, diverse timber holdings
o Focused growth strategies
o REIT structure
  - Single layer, capital gains rate taxation
  - Difficult to duplicate
o Outstanding track record

[Plum Creek LOGO]